
Mail Stop 3561

November 15, 2016

Mr. Patrick Carter
President, Treasurer and Secretary
808 Renewable Energy Corporation
2082 Michelson Drive, Suite 301
Irvine, CA 92612

> **Re:** **808 Renewable Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed April 22, 2016**
> **File No. 333-184319**

Dear Mr. Carter:

We issued comments on the above captioned filing on September 22, 2016. On October 31, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323, Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products